Exhibit (a)(iv)

April 25, 2016

From: Phillips Edison Grocery Center REIT I, Inc.

To: Financial Advisors

Re: Phillips Edison Grocery Center REIT I, Inc. Board Makes Recommendations Regarding Tender Offer Commenced by CMG Partners, LLC and its Affiliates and the Company’s Self-Tender Offer

On April 22, 2016, CMG Partners, LLC and its affiliates (collectively, “CMG”) commenced an unsolicited offer to purchase up to 9,300,000 shares of common stock of Phillips Edison Grocery Center REIT I, Inc. (the “Company”) at a price of $5.25 per share in cash (the “CMG Offer”).

After carefully evaluating the CMG Offer and consulting with our management, other personnel of our external advisor and our outside legal advisor, the Board of Directors of the Company recommends that investors reject the CMG Offer and NOT tender their shares.

Furthermore, in order to deter CMG and other potential bidders that may try to exploit the illiquidity of shares of the Company’s common stock and acquire them from stockholders at prices substantially below their fair value, the Board has authorized a self-tender offer (the “Self-Tender Offer”) to purchase up to 9,300,000 shares of common stock of the Company at $6.00 per share. However, the Board believes that the offer price under the Self-Tender Offer is still less than the current and potential long-term value of the shares. Accordingly, the Board does not recommend that stockholders tender their shares in the Self-Tender Offer or the lower CMG Offer.

For additional information, please access our SEC filings related to this matter in the “SEC Filings” section of our website, http://www.grocerycenterreit1.com.